Issuer Free Writing Prospectus

Filed Pursuant to Rule 433(f)

Registration No. 333-176775

May 7, 2013

Inland Real Estate INCOME Trust, Inc.

Inland Real Estate Income Trust, Inc. (referred to herein as “us,” “we,” “our” or the “Company”) has filed a registration statement on Form S-11 (including a prospectus) with the Securities and Exchange Commission (the “SEC”) on September 12, 2011, and the registration statement became effective on October 18, 2012, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, as supplemented, and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

Alternatively, the Company, the dealer manager or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (800) 826-8228.

The May 2013 issue of Shopping Centers Today, a print and online real estate industry publication, published an article, the full text of which is reproduced below, after asking for and obtaining an interview with Daniel L. Goodwin, our chairman and the chairman and chief executive officer of the parent company of our sponsor.

The article was not prepared or reviewed by the Company or any of its affiliates prior to publication. The International Council of Shopping Centers, the publisher of the article, routinely publishes articles on real estate business news. The International Council of Shopping Centers is wholly unaffiliated with the Company, and neither the Company, its sponsor, Inland Real Estate Investment Corporation, nor any of its affiliates have made any payment or given any consideration to the International Council of Shopping Centers in connection with the article below or any other matter published by the International Council of Shopping Centers concerning the Company or any of its affiliates. Statements in the article that are not attributed directly to Mr. Goodwin represent the author’s or others’ opinions and are not endorsed or adopted by the Company or any of its affiliates.

Full Text of Shopping Centers Today Article

NEWS MAKERS

Small beginnings

INLAND REAL ESTATE GROUP FOUNDER DANIEL GOODWIN BUILT AN EMPIRE

By Dees Stribling

MIGHTY OAKS grow from little acorns, it is said. At The Inland Real Estate Group of Cos., one acorn produced an entire forest of mighty oaks. The acorn here was the decision years ago of schoolteacher Daniel Goodwin to dabble in real estate in his spare time.

The Inland
eal Estate Group
of Companies

The initial real estate foray involved an income-producing house that Goodwin and some other investors – mostly teacher colleagues who kicked in $500 or $1,000 each – purchased in 1968. Now, forty-five years later, that real estate acorn has grown into an empire of about $20 billion in assets nationwide, some 87 million square feet of commercial real estate owned and managed, even some charter schools and prisons.

Through its residential and commercial mortgage companies and other lenders, Inland is also a major player in commercial real estate finance and has a hand in brokerage, development, auctions and more.

Though Inland is not solely a retail property specialist, its various companies hold an enormous volume of retail properties: 900 of them across 47 states, with heavy concentrations in its home state of Illinois and Texas. Except for the largest of regional malls, the companies own every type of retail property, including lifestyle, grocery- and big-box-anchored, and strip centers.

"In the beginning we worked nights, weekends and during the summer and didn't think anything

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of it," Goodwin said. "When you're young, you have enough energy for moonlighting." And yet at nearly 70 this trim and bespectacled executive still has enough energy to oversee the Inland Real Estate Group on a full-time basis as chairman and CEO. And he has energy left over to describe the complex evolution and structure of these companies in detail, as if he has never really given up his first vocation as a teacher.

"I always liked explaining things to people," Goodwin said. That aptitude enabled him, a product of the Chicago public schools and the Illinois state university system himself, to teach science in the 1960s. But the prospect of making extra money through real estate intrigued him too. "I took a real estate class and started looking for a suitable property," he said. "In some ways it was an ideal time to jump into real estate in the United States, though I don't think any of us appreciated that until much later. For one thing, the economy and population were growing. There was strong demand for real estate of all kinds, and rents were increasing. Owning income properties involved a lot of work, as it always had, but once we got into it, the rewards were clear."

It would be exceedingly difficult for a young person today to do what he did then, Goodwin concedes. Today's economy is hardly in full-throttle growth mode as it was in the 1960s, but there is more. "Real estate wasn't nearly as sophisticated in those days," he said. "No one thought in terms of cap rates or due diligence — not, at least, for the kinds of properties we bought or built. Licensing was simple. You found investors, gathered some money, bought the property and worked on it for your returns."

After Goodwin and those with him made money on that first property, they naturally were interested in making more. So they bought and built a series of other properties, mostly residential, in the Chicago area. At the end of five years as a teacher, Goodwin knew that real estate would be his career. Six former teachers eventually came to work at Inland — and went into real estate full time.

In the early years, Inland focused primarily on residential properties. "We tried a number of approaches, made some mistakes and stuck with what worked," Goodwin said. Later Inland expanded into retail in a major way, especially in the late 1980s, when a difference in cap rates favored retail over residential, he says. "I couldn't explain it, but I knew it wouldn't last forever," he said. "We were able to buy retail at higher cap rates and offer returns of 7 to 8 percent on those properties, instead of the 5 to 6 percent we were getting on some of our other holdings. That really launched us into retail, which in some ways is easier than residential. Provide a space with no roof leaks, and a retailer is generally happy."

> Goodwin affirms Inland's continued interest in retail properties. "Retail is part of the American way. That isn't going to change."

Over time Inland's corporate model evolved from limited partnerships, which are appropriate to small-scale holdings, into a series of investment vehicles that propelled Inland into a much larger playing field. Eventually, the firm's mainstay became the REIT, especially the nontraded variety, though its first REIT — Inland Real Estate Corp., established in 1994 and focused largely on retail — traded on the New York Stock Exchange. All told, Inland Real Estate Group has so far sponsored six REITs.

"We found the nontraded REIT to be the most effective way to raise money," Goodwin said. In contrast to listed REITs, which sell shares through an IPO, nontraded REITs rely on a network of broker-dealers to sell shares over time, which can be two or even three years. Compared to listed REITs, nontraded ones are relatively illiquid. Building on early successes in creating such investment vehicles, Inland grew prodigiously. Through today the firm has raised over $19.2 billion for real estate investment from some 475,000 investors. Until the recession, all its investment vehicles made money for investors.

The recession was difficult for Inland. The previously nontraded Inland Western Real Estate Trust, now known as Retail Properties of America, caught criticism for a sharp drop in value after its conversion to a publicly traded REIT in the spring of 2012, though share values have since risen. Also, the SEC is currently holding a formal investigation of Inland American Real Estate Trust, but Inland American has not been accused of any wrongdoing by the SEC and is fully cooperating with the SEC. Headaches from the real estate crisis of the late 2000s clearly remain.

Unsurprisingly, Goodwin calls 2009 and 2010 Inland's worst years, but he insists that the recovery is well under way. "2013 will be the best year for us in five years," he said. "The real estate recovery is here, and we're poised to benefit from it."

Goodwin also affirms Inland's continued interest in retail properties. Indeed, Retail Properties of America received its new moniker to reflect its holdings in that segment: Currently, it owns 275 retail properties. "Retail is part of the American way," Goodwin said. "That isn't going to change." SCT

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